================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 11)


                            ARV ASSISTED LIVING, INC.
                            -------------------------
                                (Name of Issuer)


COMMON STOCK, PAR VALUE $0.01 PER SHARE                          00204C107
--------------------------------------------------------------------------------
   (Title of class of securities)                              (CUSIP number)


     MARJORIE L. REIFENBERG, ESQ.                                RAYMOND O. GIETZ, ESQ.
LAZARD FRERES REAL ESTATE INVESTORS L.L.C.                     WEIL, GOTSHAL & MANGES LLP
        30 ROCKEFELLER PLAZA                                        767 FIFTH AVENUE
      NEW YORK, NEW YORK 10020                                  NEW YORK, NEW YORK 10153
          (212) 632-6000                                            (212) 310-8000
-----------------------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)


                                NOVEMBER 22, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 18 pages

================================================================================



NY2:\991528\02\L92G02!.DOC\58120.0003

-----------------------------------------------------------------                -------------------------------------------------
CUSIP NO. 00204C107                                                    13D                                  Page 2
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Prometheus Assisted Living LLC
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (A) [_]
                                                                                                                          (B) [X]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:      OO

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ --------------------------------------------- -------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                                - 0 -
          SHARES
                            ------ --------------------------------------------- -------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                           7,595,069 shares of Common Stock
         OWNED BY
                            ------ --------------------------------------------- -------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                           - 0 -
        REPORTING
                            ------ --------------------------------------------- -------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     7,595,069 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       7,595,069 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [X]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):            43.50%

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO

----------------- ----------------------------------------------- ----------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!




                                       2

-----------------------------------------------------------------                -------------------------------------------------
CUSIP NO. 00204C107                                                    13D                                  Page 3
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       LF Strategic Realty Investors II L.P.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (A) [_]
                                                                                                                          (B) [X]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:     OO, BK

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

------------------------- -------- --------------------------------------------- -------------------------------------------------
       NUMBER OF             7     SOLE VOTING POWER:                                  - 0 -
         SHARES
                          -------- --------------------------------------------- -------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER:                          8,345,069 shares of Common Stock
        OWNED BY
                          -------- --------------------------------------------- -------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER:                             - 0 -
       REPORTING
                          -------- --------------------------------------------- -------------------------------------------------
      PERSON WITH           10     SHARED DISPOSITIVE POWER:                     8,345,069 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       8,345,069 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           45.83%

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       PN
----------------- ----------------------------------------------- ----------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!




                                       3

-----------------------------------------------------------------                -------------------------------------------------
CUSIP NO. 00204C107                                                    13D                                  Page 4
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       LFSRI II Alternative Partnership L.P.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (A) [_]
                                                                                                                          (B) [X]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:  OO, BK

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ --------------------------------------------- -------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                                  - 0 -
          SHARES
                            ------ --------------------------------------------- -------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          7,595,069 shares of Common Stock
         OWNED BY
                            ------ --------------------------------------------- -------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                             - 0 -
        REPORTING
                            ------ --------------------------------------------- -------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     7,595,069 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       7,595,069 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           43.50%

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       PN
----------------- ----------------------------------------------- ----------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!






                                       4

-----------------------------------------------------------------                -------------------------------------------------
CUSIP NO. 00204C107                                                    13D                                  Page 5
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       LFSRI II - CADIM Alternative Partnership L.P.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (A) [_]
                                                                                                                          (B) [X]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:     OO, BK

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
----------------- ----------------------------------------------------------------- ----------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                             Delaware

------------------------------- -------- ------------------------------------------ ----------------------------------------------
          NUMBER OF                7     SOLE VOTING POWER:                               - 0 -
            SHARES
                                -------- ------------------------------------------ ----------------------------------------------
         BENEFICIALLY              8     SHARED VOTING POWER:                       7,595,069 shares of Common Stock
           OWNED BY
                                -------- ------------------------------------------ ----------------------------------------------
             EACH                  9     SOLE DISPOSITIVE POWER:                          - 0 -
          REPORTING
                                -------- ------------------------------------------ ----------------------------------------------
         PERSON WITH              10     SHARED DISPOSITIVE POWER:                  7,595,069 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:          7,595,069 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           43.50%

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       PN
----------------- ----------------------------------------------- ----------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!






                                       5

-----------------------------------------------------------------                -------------------------------------------------
CUSIP NO. 00204C107                                                    13D                                  Page 6
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       Lazard Freres Real Estate Investors L.L.C.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (A) [_]
                                                                                                                          (B) [X]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:     OO, BK

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          New York

------------------------------- ------ ----------------------------------------- -------------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                              - 0 -
            SHARES
                                ------ ----------------------------------------- -------------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                      8,345,069 shares of Common Stock
           OWNED BY
                                ------ ----------------------------------------- -------------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                         - 0 -
          REPORTING
                                ------ ----------------------------------------- -------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                 8,345,069 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       8,345,069 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           45.83%

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- ----------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!






                                       6

-----------------------------------------------------------------                -------------------------------------------------
CUSIP NO. 00204C107                                                    13D                                  Page 7
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       Lazard Freres & Co. LLC
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (A) [_]
                                                                                                                          (B) [X]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:     OO, BK

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          New York

------------------------------- ------ ----------------------------------------- -------------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                              - 0 -
            SHARES
                                ------ ----------------------------------------- -------------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                      8,345,069 shares of Common Stock
           OWNED BY
                                ------ ----------------------------------------- -------------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                         - 0 -
          REPORTING
                                ------ ----------------------------------------- -------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                 8,345,069 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       8,345,069 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           45.83%

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- ----------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!






                                       7

-----------------------------------------------------------------                -------------------------------------------------
CUSIP NO. 00204C107                                                    13D                                  Page 8
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       LFSRI II Assisted Living LLC
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (A) [_]
                                                                                                                          (B) [X]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:     OO

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          New York

------------------------------- ------ ----------------------------------------- -------------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                              - 0 -
            SHARES
                                ------ ----------------------------------------- -------------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                      750,000 shares of Common Stock
           OWNED BY
                                ------ ----------------------------------------- -------------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                         - 0 -
          REPORTING
                                ------ ----------------------------------------- -------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                 750,000 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       750,000 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           4.118%

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- ----------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!


                     This Amendment No. 11 to Schedule 13D (the "Amendment") is filed by Prometheus Assisted Living LLC, a Delaware limited liability company ("Prometheus"), LF Strategic Realty Investors II L.P., a Delaware limited partnership ("LFSRI"), LFSRI II Alternative Partnership L.P., a Delaware limited partnership ("LFSRI II AP"), LFSRI II-CADIM Alternative Partnership L.P., a Delaware limited partnersip ("LFSRI CADIM"), Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"), Lazard Freres & Co. LLC, a New York limited liability company ("Lazard") and LFSRI II Assisted Living LLC, a Delaware limited liability company ("LFSRI II AL", and together with Prometheus, LFSRI, LFSRI II AP, LFSRI CADIM , LFREI and Lazard, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D, as amended, originally filed by Prometheus and LFREI on July 23, 1997 (as amended, the "Initial Schedule 13D"). The Initial
Schedule 13D is hereby amended as follows:


Item 2.         Identity and Background.
                -----------------------

                     (a), (b), (c) and (f).

                     The information set forth in Amendment No. 10 the Initial
Schedule 13D regarding Lazard and persons who may be deemed to be in control of Lazard hereby is amended and supplemented as follows:

                     On a day-to-day basis, Lazard is run by a management committee. The name, business address, principal occupation or employment, and citizenship of each of the members of the management committee of Lazard are set forth on Schedule 1 hereto and are incorporated by reference herein. Lazard is wholly-owned by Lazard LLC, a Delaware limited liability company ("LLLC") and therefore LLLC may be viewed as controlling Lazard. LLLC is a holding company. The Lazard Board of LLLC and the Executive Committee of Lazard Strategic Coordination Company LLC ("LSCC"), a Delaware limited liability company which is wholly-owned by LLLC, control LLLC. LSCC manages LLLC. The name, business address, principal occupation or employment and citizenship of the members of the Lazard Board of LLLC and the Executive Committee of LSCC are set forth on Schedules 2 and 3, respectively, attached hereto and are incorporated by reference herein. The principal business office of LLLC is 3711 Kennett Pike, Suite 120, P.O. Box 4649, Greenville, DE 19807-4649 and the principal business office of LSCC is c/o Corporation Trust, 1209 Orange Street, Wilmington, DE 19806. Lazard, on behalf of LLLC and LSCC, disclaims any beneficial ownership such entities may be deemed to have of any of the shares of Common Stock reported in this statement.

                     Since the filing of Amendment No. 10 to the Initial
Schedule 13D, Robert S. Underhill has become an executive officer of LFREI. Mr. Underhill's business address is Lazard Freres Real Estate Investors L.L.C., 30 Rockefeller Plaza, New York, N.Y. 10020 and his principal occupation is as a principal of LFREI. Mr. Underhill is a citizen of the United States.

                     (d) and (e). During the last five years, to the best knowledge of the Reporting Persons, none of the individuals listed on Schedules 1, 2 or 3 of this Amendment or Mr. Underhill has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any such person been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 4.         Purpose of Transaction.
                ----------------------

                     As disclosed in Amendment No. 10 to the Initial Schedule 13D, in connection with the execution of the Loan Agreement between the Company and LFSRI II AL, the Company issued the Warrant to LFSRI II AL, entitling it to purchase, subject to certain terms and conditions, not more than 750,000 shares of the Company's Common Stock at a per share exercise price of $3, subject to adjustment. The Warrant provides that in the event that the Company does not borrow an aggregate of $10,000,000 under the Loan Agreement, the number of shares of Common Stock for which the Warrant will be exercisable will, at any time, be equal to (x) 75,000 shares of Common Stock, as such number may be adjusted pursuant to the Warrant, multiplied by (y) the aggregate amount of borrowings made under the Loan Agreement at such time divided by $1,000,000. As a result of a borrowings by the Company under the Loan Agreement on May 9, 2000 and November 22, 2000, the Warrant became exercisable for an additional 375,000 shares of Common Stock of the Company. As of the date of this Amendment, the Warrant is exercisable for the entire 750,000 shares of the Company's Common Stock covered thereby.


Item 5.         Interest in Securities of the Issuer.
                ------------------------------------

                     (a) As of December 12, 2000, Prometheus beneficially owned 7,595,069 shares of Common Stock, such ownership representing 43.50% of the issued and outstanding Common Stock based upon 17,459,689 shares of Common Stock issued and outstanding as of November 8, 2000 as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2000. As of such date, LFSRI II AL beneficially owned 750,000 shares of Common Stock (or 4.1% of the issued and outstanding shares, including the shares that presently are subject to purchase under the Warrant) by reason of its ownership rights in, and the exercisability of, the Warrant. The other Reporting Persons have no ownership interest in the shares of Common Stock beyond their respective direct and indirect interests in Prometheus and LFSRI II AL.

                     (b) By reason of their status as managing members of Prometheus, LFSRI, LFSRI II AP and LFSRI CADIM are reported as each sharing with Prometheus the power to vote or to direct the vote and dispose or direct the disposition of the shares of Common Stock beneficially owned by Prometheus. By reason of LFREI's control of each of the managing members and Lazard's control of LFREI, LFREI and Lazard also are reported as sharing the power to vote or to direct the vote and dispose or direct the disposition of such shares. By reason of its status as managing member of LFSRI II AL, LFSRI is reported as sharing with LFSRI II AL the power to vote or to direct the vote and dispose or direct the disposition of the shares beneficially owned by LFSRI II AL. By reason of LFREI's control of LFSRI and Lazard's control of LFREI, LFREI and Lazard also are reported as sharing the power to vote or to direct the vote and dispose or direct the disposition of such shares. Notwithstanding the foregoing, Lazard continues to disclaim any beneficial ownership of any of the shares of Common Stock reported in this Amendment.

                     (c) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons named in Item 2 in the Initial
Schedule 13D, have acquired or disposed of any shares of Common Stock since the filing of the last amendment to the Initial Schedule 13D, other than pursuant to the exercisability provisions of the Warrant as described in Item 4 of this Amendment.

                     (d) - (e) Not applicable.

                                    SIGNATURE


                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 13, 2000


                PROMETHEUS ASSISTED LIVING LLC

                          By  LF Strategic Realty Investors II L.P.,
                                    its managing member,

                                    by  Lazard Freres Real Estate
                                               Investors L.L.C.,
                                               its general partner,

                                               by  /s/John A Moore
                                                   -----------------------
                                                    Name:  John A. Moore
                                                    Title:  Principal & Chief
                                                             Financial Officer


                LF STRATEGIC REALTY INVESTORS II L.P.

                          By  Lazard Freres Real Estate Investors
                                    L.L.C., its general partner,

                                    by  /s/John A. Moore
                                        -------------------------
                                         Name:  John A. Moore
                                         Title:  Principal & Chief
                                                   Financial Officer


                LFSRI II ALTERNATIVE PARTNERSHIP L.P.

                          By  Lazard Freres Real Estate Investors
                                    L.L.C., its general partner,

                                    by  /s/John A. Moore
                                        ------------------------
                                         Name:  John A. Moore
                                         Title:  Principal & Chief
                                                   Financial Officer

                LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.

                          By  Lazard Freres Real Estate Investors
                                    L.L.C., its general partner,

                                    by  /s/John A. Moore
                                        --------------------------
                                         Name:  John A. Moore
                                         Title:  Principal & Chief
                                                   Financial Officer


                LAZARD FRERES REAL ESTATE
                INVESTORS L.L.C.

                                    by  /s/John A. Moore
                                        --------------------------
                                         Name:  John A. Moore
                                         Title:  Principal & Chief
                                                   Financial Officer


                LAZARD FRERES & CO. LLC

                                    by  /s/Scott D. Hoffman
                                        ---------------------------
                                         Name:  Scott D. Hoffman
                                         Title:  Managing Director



                LFSRI II ASSISTED LIVING LLC

                                    By  LF Strategic Realty Investors II L.P.,
                                        its managing member,

                                        by  Lazard Freres Real Estate
                                                Investors L.L.C.
                                                its general partner,

                                                by  /s/John A. Moore
                                                    --------------------------
                                                    Name:  John A. Moore
                                                    Title:  Principal & Chief
                                                            Financial Officer

                                   SCHEDULE 1

                     Set forth below are the names of each of the members of the management committee of Lazard Freres & Co. LLC. Except as otherwise indicated, the principal occupation of each such person is managing director of Lazard Freres & Co. LLC, the business address of each such person is 30 Rockefeller Plaza, New York, New York 10020 and each person is a citizen of the United States.


                                      Business Address and
                                      Principal Occupation
Name                                  (if other than as indicated above)                             Citizenship
----                                  ----------------------------------                             -----------
Michel A. David-Weill                 Chairman of Lazard LLC and Lazard Freres & Co. LLC             France

Norman Eig

Steven J. Golub

Herbert W. Gullquist

Melvin L. Heineman

Kenneth M. Jacobs

William R. Loomis, Jr.                Chief Executive Officer of Lazard Freres & Co. LLC and
                                      Lazard LLC

David L. Tashjian


                                   SCHEDULE 2

                           Lazard Board of Lazard LLC

                     Set forth below are the members of the Lazard Board of Lazard LLC, their business address, principal occupation and citizenship:

                                          Principal Occupation
Name                                      and Business Address                               Citizenship
----                                      --------------------                               -----------
Michel A. David-Weill                     Chairman of Lazard LLC and                         France
                                          Lazard Freres & Co. LLC
                                          Lazard Freres & Co. LLC
                                          30 Rockefeller Plaza
                                          New York, NY  10020, USA

Antoine Bernheim                          Investor                                           France
                                          Chairman of Assicurazioni Generali S.p.A.
                                          Lazard Freres S.A.S.
                                          121 Boulevard Haussmann
                                          75382 Paris Cedex 08 France

Francois Voss                             Managing Director of Lazard Freres S.A.S.France
                                          Lazard Freres S.A.S.
                                          121 Boulevard Haussmann
                                          75382 Paris Cedex 08 France

Didier Pfeiffer                           President du Conseil de Surveillance               France
                                          Fonds de Garantie des Assurances
                                          de Personnes
                                          30-32 rue de Taitbout
                                          75311 Paris Cedex 09 France


Alain Merieux                             President Directeur General (CEO)                  France
                                          BioMerieux S.A. and BioMerieux Alliance
                                          69280 Marcy L'Etoile
                                          France


Jean Guyot                                Investor                                           France
                                          Lazard Freres S.A.S.
                                          121 Boulevard Haussmann
                                          75382 Paris Cedex 08France



                                       15

                                          Principal Occupation
Name                                      and Business Address                               Citizenship
----                                      --------------------                               -----------

Bruno M. Roger                            Managing Director of Lazard Freres S.A.S.          France
                                          Lazard Freres S.A.S.
                                          121 Boulevard Haussmann
                                          75382 Paris Cedex 08 France

William R. Loomis, Jr.                    Chief Executive Officer and                        USA
                                          Managing Director of
                                          Lazard Freres & Co. LLC and
                                          Chief Executive Officer of Lazard LLC
                                          Lazard Freres & Co. LLC
                                          30 Rockefeller Plaza
                                          New York, NY  10020

David J. Verey                            Chairman, Chief Executive, Managing                United Kingdom
                                          Director and Executive Director of
                                          Lazard Brothers & Co., Limited
                                          Lazard Brothers & Co., Limited
                                          21 Moorfields
                                          London EC2P 2HT
                                          United Kingdom

Gerardo Braggiotti                        Managing Director of Lazard Freres                 Italy
                                          S.A.S. and Lazard Freres & Co. LLC
                                          Lazard Freres S.A.S.
                                          121 Boulevard Haussmann
                                          75382 Paris Cedex 08 France

                                   SCHEDULE 3

        Executive Committee of Lazard Strategic Coordination Company LLC

                     Set forth below are the members of the Executive Committee of Lazard Strategic Coordination Company LLC, their business address, principal occupation and citizenship:


                                          Principal Occupation
Name                                      and Business Address                               Citizenship
----                                      --------------------                               -----------
Michel A. David-Weill                     Chairman of Lazard LLC and                         France
                                          Lazard Freres & Co. LLC
                                          Lazard Freres & Co. LLC
                                          30 Rockefeller Plaza
                                          New York, NY  10020, USA

Gerardo Braggiotti                        Managing Director of Lazard Freres S.A.S.          Italy
                                          and Lazard Freres & Co. LLC
                                          Lazard Freres S.A.S.
                                          121 Boulevard Haussmann
                                          75382 Paris Cedex 08 France

Norman Eig                                Managing Director                                  USA
                                          of Lazard Freres & Co. LLC
                                          Lazard Freres & Co. LLC
                                          30 Rockefeller Plaza
                                          New York, NY  10020

Kenneth M. Jacobs                         Managing Director                                  USA
                                          of Lazard Freres & Co. LLC
                                          Lazard Freres & Co. LLC
                                          30 Rockefeller Plaza
                                          New York, NY  10020

William R. Loomis, Jr.                    Chief Executive Officer and                        USA
                                          Managing Director of
                                          Lazard Freres & Co. LLC and
                                          Chief Executive Officer of Lazard LLC
                                          Lazard Freres & Co. LLC
                                          30 Rockefeller Plaza
                                          New York, NY  10020

Bruno M. Roger                            Managing Director of Lazard Freres S.A.S.         France
                                          Lazard Freres S.A.S.
                                          121 Boulevard Haussmann
                                          75382 Paris Cedex 08 France



                                       17

                                          Principal Occupation
Name                                      and Business Address                               Citizenship
----                                      --------------------                               -----------
David J. Verey                            Chairman, Chief Executive, Managing                United Kingdom
                                          Director and Executive Director of
                                          Lazard Brothers & Co., Limited
                                          Lazard Brothers & Co., Limited
                                          21 Moorfields
                                          London EC2P 2HT
                                          United Kingdom






















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